SEC FILE NUMBER
1-14787

CUSIP NUMBER
247126105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
DELPHI CORPORATION

Full Name of Registrant

Former Name if Applicable
5725 Delphi Drive

Address of Principal Executive Office (Street and Number)
Troy, MI 48098

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Delphi Corporation's ("Delphi" or the "Company") Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 ("Form 10-Q") could not be filed within the prescribed time period because the Company could not complete the preparation of the required information without unreasonable effort and expense. On March 17, 2006, Delphi announced it was unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 ("Form 10-K") within the prescribed time period because it had not yet completed its audited financial statements for the year ended December 31, 2005, noting that more clarity as to the potential outcome of its discussions with its major labor unions and General Motors Corporation ("GM") regarding a comprehensive restructuring plan, including transformation of its United States ("U.S.") labor cost structure to improve the competitiveness of the Company's U.S. operations, was required to complete its financial statements. The Company did file on March 31, 2006 a motion under Sections 1113 and 1114 of the U.S. Bankruptcy Code to initiate the process of seeking court authorization to reject its collective bargaining agreements and terminate its hourly post-retirement health care plans and life insurance, and continues discussions with its unions and GM. The Company is in the process of completing such audited financial statements so that it can become current again in its U.S. Securities and Exchange Commission filings. Once the audit is complete and the Company has filed the Form 10-K, it will then begin preparing the Form 10-Q.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John D. Sheeham	(248)	813-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒

Annual Report on Form 10-K for the year ended December 31, 2005.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DELPHI CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2006	By	/s/ John D. Sheehan

(John D. Sheehan, Vice President and Chief Restructuring Officer, Chief Accounting Officer and Controller)